SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ----------------

                                SCHEDULE 14D-9

                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(D)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                           FIRST INTERSTATE BANCORP
                          (Name of Subject Company)

                           FIRST INTERSTATE BANCORP
                      (Name of Person Filing Statement)

                   COMMON STOCK, PAR VALUE $2.00 PER SHARE
           (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                  320548100
                    (CUSIP Number of Class of Securities)

                                ----------------

                           WILLIAM J. BOGAARD, ESQ.
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                           FIRST INTERSTATE BANCORP
                            633 WEST FIFTH STREET
                            LOS ANGELES, CA 90071
                                (213) 614-3001
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON FILING STATEMENT)

                                ----------------

                                   COPY TO:
                           FRED B. WHITE III, ESQ.
                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 735-3000





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ITEM 1. SECURITY AND SUBJECT COMPANY.

   The name of the subject company is First Interstate Bancorp, a Delaware corporation ("First Interstate"). The address of the principal executive offices of First Interstate is 633 West Fifth Street, Los Angeles, California 90071. The title of the class of equity securities to which this Statement relates is First Interstate's common stock, par value $2.00 per share (the "First Interstate Common Stock"), including the associated Common Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 21, 1988, as amended on November 5, 1995, between First Interstate and First Interstate Bank, Ltd., as Rights Agent (as so amended, the "Rights Agreement"). Except where the context otherwise requires, all references herein to the First Interstate Common Stock shall include the Rights.

ITEM 2. TENDER OFFER OF THE BIDDER.

   This Statement relates to a proposed exchange offer (the "Wells Offer") to be disclosed in a Registration Statement on Form S-4 (the "Wells S-4") which Wells Fargo & Co. ("Wells"), a Delaware corporation, has publicly announced that it will file with the Securities and Exchange Commission (the "SEC") on November 20, 1995, to exchange shares of the common stock, par value $5.00 per share, of Wells (the "Wells Common Stock") for all of the outstanding shares of First Interstate Common Stock. According to a press release (the "Wells Press Release") issued by Wells on November 13, 1995, in the Wells Offer, Wells will offer to exchange each share of First Interstate Common Stock held by First Interstate shareholders for two-thirds of a share of Wells Common Stock. A copy of the Wells Press Release has been filed as
Exhibit 1 hereto and is incorporated herein by reference, and all descriptions of the Wells Press Release contained herein are qualified in their entirety by such reference.

   According to the most recent Quarterly Report on Form 10-Q filed by Wells with the SEC, the principal executive offices of Wells are located at 420 Montgomery Street, San Francisco, California 94163.

ITEM 3. IDENTITY AND BACKGROUND.

   (a) The name and business address of First Interstate, which is the person filing this Statement, are set forth in Item 1 above.

   (b) Certain contracts, agreements, arrangements or understandings between First Interstate or its affiliates and certain of First Interstate's directors and executive officers are described on pages 7-37 of the proxy statement (the "1995 Proxy Statement"), dated March 20, 1995, sent by First Interstate to its shareholders in connection with First Interstate's Annual Meeting of Stockholders held on April 28, 1995. A copy of these pages of the 1995 Proxy Statement is filed as Exhibit 2 hereto and is incorporated herein by reference. Except as described herein or in Exhibit 2 hereto, to the knowledge of First Interstate, as of the date of this Schedule 14D-9, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between First Interstate or its affiliates and (i) First Interstate, its executive officers, directors or affiliates or (ii) Wells or its executive officers, directors or affiliates.

   On November 5, 1995, First Interstate entered into an Agreement and Plan of Merger (the "Merger Agreement") with First Bank System, Inc., a Delaware corporation ("FBS"), and Eleven Acquisition Corp. ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of FBS, pursuant to which Merger Sub will merge (the "Merger") with and into First Interstate, with First Interstate surviving the Merger as a wholly owned subsidiary of FBS. Upon consummation of the Merger, (i) subject to certain limited exceptions, each share of First Interstate Common Stock then outstanding will automatically be converted into 2.6 shares (the "Exchange Ratio") of the common stock, par value $1.25 per share, of FBS ("FBS Common Stock") and (ii) FBS will change its name to First Interstate Bancorp (sometimes referred to herein as "New First Interstate"). Under the terms of the Merger Agreement, ten persons serving as directors of First Interstate immediately prior to the effective time of the Merger (the "Effective Time") and selected solely by and at the absolute discretion of the Board of Directors of First Interstate (the "First Interstate Board") will serve as directors of New First Interstate. The remainder of

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the Board of Directors of New First Interstate will consist of 10 persons selected solely by and at the absolute discretion of the Board of Directors of FBS from amongst those persons serving as directors of FBS immediately prior to the Merger. In addition, the Merger Agreement provides that Mr. William E. B. Siart, Chairman of the Board of Directors and Chief Executive Officer of First Interstate, will be President and Chief Operating Officer of New First Interstate.

   A copy of the Merger Agreement has been filed as Exhibit 3 hereto and is incorporated herein by reference, and any descriptions of the terms of the Merger Agreement contained herein are qualified in their entirety by reference thereto.

   In addition, although not specifically required by the Merger Agreement, First Interstate and FBS have publicly announced that Ms. Linnet F. Deily, the Chief Executive Officer, Texas region, of First Interstate, and Mr. Bruce
G. Willison, the Vice Chairman and Chief Executive Officer, California region, of First Interstate, will serve as the Vice Chairman, Retail Banking, and the Vice Chairman, Corporate Banking, respectively, of New First Interstate.

   As of the date of this Schedule 14D-9, First Interstate is not aware of Wells' intentions with respect to the possible retention of any or all of First Interstate's executive officers following consummation of the Wells Offer. As more fully described in Item 4 below, according to the Wells Press Release, Wells intends to seek to cause the removal of all of the members of the First Interstate Board.

   Pursuant to the Merger Agreement, at the Effective Time, each option to purchase shares of First Interstate Common Stock (each a "First Interstate Option") issued by First Interstate pursuant to any of its stock option programs (each a "First Interstate Stock Plan") which is outstanding and unexercised immediately prior thereto will be converted automatically into an option to purchase shares of FBS Common Stock with (a) the number of shares of FBS Common Stock subject to the new FBS option (each a "New First Interstate Option") equal to the product of the number of shares of First Interstate Common Stock subject to the First Interstate Option and 2.6, rounded down to the nearest share, and (b) the exercise price per share of FBS Common Stock subject to the New First Interstate Option equal to the exercise price per share of First Interstate Common Stock under the First Interstate Option divided by 2.6, rounded up to the nearest cent. The conversion is intended to be effected in a manner such that any First Interstate Options which are "incentive stock options" within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), shall remain so. Other than with respect to the acceleration of the exercisability of such First Interstate Options in connection with the Merger, the duration and other terms of the New First Interstate Options shall be the same as the predecessor First Interstate Options.

   Pursuant to the terms of the First Interstate Stock Plans, upon a change in control of First Interstate (a "Change in Control"), each First Interstate Option and related stock appreciation right held by active employees will become immediately exercisable, all restrictions with respect to restricted stock will automatically lapse and, unless otherwise provided in an agreement evidencing a performance unit, all performance units shall be immediately payable in FBS Common Stock, provided in any case that such awards (other than restricted stock awards) may not be accelerated to a date less than six months after the date of grant.

   First Interstate Options which are currently outstanding and unexercisable were granted under the First Interstate 1991 Performance Stock Plan and the First Interstate 1991 Director Option Plan. First Interstate Options which are currently outstanding and fully exercisable were granted under the First Interstate 1991 Performance Stock Plan, the First Interstate 1988 Performance Stock Plan and the First Interstate 1983 Performance Stock Plan. Restricted shares of First Interstate Common Stock which are currently outstanding were granted under the First Interstate 1991 Performance Stock Plan and the First Interstate 1988 Performance Stock Plan. The grants of all such First Interstate Options were made under terms substantially similar to the terms contained in the First Interstate 1995 Performance Stock Plan. The grants of all such restricted shares of First Interstate Common Stock were made under terms substantially similar to the terms contained in the First Interstate 1995 Performance Stock Plan, except that the restricted period with respect to such shares expires automatically upon a Change in Control. A description of the First Interstate 1991 Director Option Plan was included on page 10 of the 1995 Proxy

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Statement. A description of the First Interstate 1995 Performance Stock Plan
was included on pages 31-37 of the 1995 Proxy Statement. In addition, copies of the First Interstate 1991 Performance Stock Plan, the First Interstate 1988 Performance Stock Plan and the First Interstate 1983 Performance Stock Plan are filed as Exhibits 4, 5 and 6 hereto and incorporated herein by reference.

   A description of First Interstate's 1995 Corporate Executive Incentive Plan (the "Corporate Incentive Plan") was included on page 29 of the 1995 Proxy Statement. The Corporate Incentive Plan provides that within ten days of a Change in Control, each participant therein shall receive 100% of his or her target award. In addition, First Interstate maintains for the benefit of certain of the executive officers of First Interstate and its affiliates the 1995 Management Incentive Plan and the 1995 Regional Executive Incentive Plan, each of which are substantially similar to the Corporate Incentive Plan. Copies of each of the 1995 Management Incentive Plan and the 1995 Regional Executive Incentive Plan are attached hereto as Exhibits 7 and 8, respectively, and are incorporated herein by reference.

   A description of the agreements for nine of First Interstate's executive officers (including Messrs. Siart, Randall, Willison and Curran, each of whom is one of the executive officers named in the 1995 Proxy Statement) (the "Tier I Agreements") was included on pages 26 and 27 of the 1995 Proxy Statement. The terms of the employment agreements with respect to certain other executive officers (which total approximately thirty agreements) (the "Tier II Agreements") are substantially similar to the Tier I Agreements, except that the severance payments under the Tier II Agreements have a multiplier of two, and include a $20,000 cash payment to cover two years' health and welfare benefit plan coverage. The Tier I Agreements and the Tier II Agreements provide for the payment of severance benefits if the employment of the affected executive officer is terminated under certain circumstances following a Change in Control. A copy of a form of Tier II Agreement is filed as Exhibit 9 hereto and is incorporated herein by reference.

   Approval of the Merger Agreement by the requisite vote of First Interstate's shareholders will constitute a Change in Control for purposes of First Interstate's benefit plans (including without limitation the First Interstate Stock Plans, the Corporate Incentive Plan, the 1995 Management Incentive Plan, the 1995 Regional Incentive Plan, the Tier I Agreements and the Tier II Agreements) and accordingly, certain provisions of First Interstate's benefit plans which relate to a Change in Control, including, but not limited to, the accelerated vesting and/or payment of equity-based awards under the First Interstate Stock Plans, will be triggered if such approval is obtained.

   The consummation of the Wells Offer would constitute a Change in Control for purposes of First Interstate's benefit plans described above. In addition, as more fully described in Item 4 below, Wells Fargo has publicly stated that it intends to commence a solicitation of written consents from First Interstate's shareholders in order to remove all of the members of the First Interstate Board and replace them with a slate of directors chosen by Wells. Such action, if successful, would also constitute a Change in Control for purposes of First Interstate's benefit plans.

   The Merger Agreement provides that FBS will maintain all rights of indemnification existing in favor of the directors, officers and employees of First Interstate to the fullest extent permitted under Delaware law and First Interstate's Certificate of Incorporation and By-laws and will use its best efforts to provide to the present and former officers and directors of First Interstate for six years after the Effective Time directors' and officers' liability insurance with respect to claims against such officers and directors arising from facts or events which occurred before the Effective Time on terms no less advantageous than those contained in policies currently maintained by FBS; provided, however, that the annual premium payments for such insurance shall not exceed 200% of the annual premiums paid as of the date of the Merger Agreement by First Interstate; and provided, further, however, that such coverage will have a single aggregate for such six-year period in an amount not less than the aggregate annual of such coverage currently provided by First Interstate.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

   (A) AND (B). AS MORE FULLY DESCRIBED BELOW, THE FIRST INTERSTATE BOARD HAS RECOMMENDED THAT FIRST INTERSTATE SHAREHOLDERS REJECT THE WELLS

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OFFER AND, WHEN AND IF SUCH OFFER IS COMMENCED, NOT TENDER THEIR SHARES OF
FIRST INTERSTATE COMMON STOCK PURSUANT TO THE WELLS OFFER. THE FIRST INTERSTATE BOARD HAS ALSO REAFFIRMED ITS DETERMINATION THAT THE TERMS OF THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, FIRST INTERSTATE AND ITS SHAREHOLDERS.

   Background. On February 11, 1994, Wells delivered an unsolicited letter to First Interstate proposing a merger of the two companies in which each share of First Interstate Common Stock would be converted into Wells Fargo Common Stock with a then-current trading value of $90. After carefully considering that proposal, the First Interstate Board determined to decline to pursue a merger with Wells and instead to implement strategies aimed at enhancing shareholder value as an independent company.

   During the remainder of 1994 and throughout the first three quarters of 1995, First Interstate took a number of actions aimed at achieving this goal. These actions included implementing a corporate restructuring program designed to rationalize First Interstate's corporate structure and achieve greater operating efficiencies; announcing on March 22, 1994 a repurchase program for eight million shares of First Interstate Common Stock which was completed in November 1994; and completing a series of acquisitions designed to enhance First Interstate's competitive position in certain key markets.

   As these various strategies were implemented, First Interstate's business, financial condition and results of operations all continued to improve. This improvement was reflected in the market price of the First Interstate Common Stock, which rose from $63 1/4 on January 3, 1994 to $100 3/4 on September 29, 1995.

   Throughout this period, the First Interstate Board considered possible alternative strategies for enhancing shareholder value. These included the alternative of remaining independent, as well as the alternative of seeking a strategic partnership with either a larger or similar-sized bank holding company with a similar strategic focus and business strengths complementary to and compatible with those of First Interstate. With respect to potential strategic partnerships, the First Interstate Board continued to consider the possibility of a transaction with Wells, as well as the possibility of a strategic partnership with one of several other companies (including FBS) which, unlike a strategic partnership with Wells, would serve to further the First Interstate Board's goal of reducing the risk profile of First Interstate by achieving even greater geographic diversification.

   As part of First Interstate's assessment of which strategy would best enhance shareholder value, Mr. William E. B. Siart, the Chairman and Chief Executive Officer of First Interstate, from time to time engaged in exploratory conversations with his counterparts at various other large regional bank holding companies, including FBS, concerning the respective strategic directions of First Interstate and such other company, the degree to which such strategic directions were compatible, and the level of interest which such other company might have in a potential strategic partnership with First Interstate. During the first quarter of 1995, general discussions were held with Mr. John F. Grundhofer, the Chairman and Chief Executive Officer of FBS, concerning the strategic advantages of a possible combination. However, none of the discussions described in this paragraph were conducted with the aim of generating, and none resulted in, a firm merger proposal being submitted to First Interstate or any merger proposal being considered by the First Interstate Board.

   As the pace of consolidation in the banking industry reached unprecedented levels during the first half of 1995, Mr. Siart initiated a series of discussions at which the First Interstate Board would continue its ongoing review of the appropriate strategic direction for First Interstate in light of the significant changes affecting the industry. At the April 28, 1995 meeting of the First Interstate Board, Mr. Siart announced that at future Board meetings, management would discuss its views concerning the strategic alternatives available to First Interstate and the critical elements that would affect the Board's selection of the strategic alternative which would be in the best interests of First Interstate and its shareholders. The first such discussion was held at the July 17, 1995 meeting of the First Interstate Board.

   In August 1995, Messrs. Siart and Grundhofer met at Mr. Grundhofer's request and discussed corporate strategic compatibility and management philosophy. On September 7, 1995, Mr. Siart met with

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Mr. Paul Hazen, the Chief Executive Officer and Chairman of the Board of
Wells, at Mr. Hazen's request. At this meeting, Mr. Hazen stated his belief that a merger of First Interstate and Wells was very compelling. He also stated that after evaluating Wells' strategic alternatives, Wells had concluded that such a merger was a strategic imperative to Wells and that no alternative would provide values to Wells' shareholders which were comparable to the values which could be achieved in such a merger. Mr. Hazen then suggested that Mr. Siart could serve as the President and Chief Operating Officer of the combined company, and that the merger would significantly enhance shareholder value for each company's shareholders. In this regard, he noted that Wells had performed extensive analyses of the cost savings and operating efficiencies which could be achieved by consolidating the two companies' respective California branch systems.

   At the conclusion of the meeting, Mr. Hazen suggested a second meeting for purposes of reviewing Wells' analyses in detail. Mr. Siart responded by explaining the process for reviewing strategic alternatives previously commenced by the First Interstate Board. In particular, he summarized the presentations made at the July Board meeting, his expectations regarding the subject matter of the presentation which would be made to the First Interstate Board in October (which presentation was to include an assessment of potential strategic partners, including Wells), and the additional future presentations which were expected to be made to the First Interstate Board concerning, among other matters, developments in technology and non-bank financial providers. Mr. Hazen then inquired as to Mr. Siart's expectations concerning how long the Board's process for reviewing strategic alternatives would take. Mr. Siart responded that although he was not sure, his best guess was that the process would be complete in approximately six months (although it could take as few as four and as many as nine months). Mr. Hazen again suggested a second meeting to discuss Wells' analyses in detail, and Mr. Siart responded that he believed that it was more important for Mr. Hazen and him to determine if the two companies' management philosophies and strategic outlooks were compatible. On the same day as the meeting, Mr. Siart called Mr. Hazen and scheduled a second meeting for October 30, 1995.

   On October 17, 1995, the First Interstate Board met and reviewed possible strategic partnerships with five large bank holding companies, including Wells and FBS. The advantages and disadvantages of a transaction with each company were reviewed.

   In a telephone conversation initiated by Mr. Hazen later that day, Mr. Hazen told Mr. Siart that he intended to deliver and make public the following morning a letter proposing a merger of the two companies in which each share of First Interstate Common Stock would be converted into .625 shares of Wells Common Stock (the "Initial Wells Proposal"). In a subsequent call a short time later, Messrs. Siart and Hazen discussed under what circumstances Mr. Hazen would agree not to make his letter public. Mr. Hazen stated that Mr. Siart would have to begin merger negotiations the next day, which Mr. Siart rejected as inappropriate and inconsistent with both the strategic process the First Interstate Board had already undertaken and the interests of the shareholders of First Interstate being served by that process. Mr. Siart suggested that inasmuch as the Board's process was already underway, and that Wells was included, it seemed prudent for Wells to wait for the process to conclude.

   On October 18, 1995, Wells publicly announced that it had delivered an unsolicited letter to Mr. Siart the previous evening proposing a merger of the two companies. A copy of Wells' October 17 letter is filed as Exhibit 10 hereto and incorporated herein by reference. Later that day, three large regional bank holding companies, including FBS (each of which had been considered as a potential strategic partner at the previous day's Board meeting), contacted First Interstate to express an interest in initiating discussions to assess the merits of a strategic partnership. Mr. Siart contacted all of the members of the First Interstate Board to discuss the Initial Wells Proposal, the need to accelerate the Board's process for reviewing strategic alternatives and the inquiries received from these three regional bank holding companies.

   First Interstate's senior management, together with First Interstate's financial advisors, Goldman, Sachs & Co. ("Goldman Sachs") and Morgan Stanley & Co. Incorporated ("Morgan Stanley," and together with Goldman Sachs, the "Financial Advisors"), at the direction of the First Interstate Board, then engaged in preliminary discussions concerning potential strategic partnerships with the three large regional bank holding companies that had contacted Mr. Siart on October 18. First Interstate's

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management and the Financial Advisors also continued to explore the values to shareholders which could be achieved (i) if First Interstate chose to remain independent rather than pursuing a strategic partnership at the present time and (ii) if a transaction with Wells were pursued.

   The First Interstate Board met to consider the Initial Wells Proposal on October 25, 1995. At this meeting, First Interstate's management and the Financial Advisors reviewed with the Board the status of the preliminary discussions with the three large regional bank holding companies as well as the Initial Wells Proposal.

   On October 26, 1995, Mr. Siart met with Mr. Hazen to discuss the possibility of pursuing a merger of First Interstate and Wells. Mr. Siart stated his desire to learn more about the Initial Wells Proposal. At this meeting, Mr. Hazen discussed Wells' reasons for publicly announcing its unsolicited proposal. Messrs. Siart and Hazen also discussed the possible advantages of a combination of First Interstate and Wells, with particular attention being paid to the cost savings and operating efficiencies which could be achieved in a merger.

   Messrs. Siart and Hazen were joined later that day by William J. Bogaard, First Interstate's General Counsel, George Roberts of Kohlberg Kravis Roberts & Co. ("KKR"), First Interstate's largest shareholder, Mr. Rodney L. Jacobs, the Vice Chairman and Chief Financial Officer of Wells, and Mr. Warren Buffett, Chairman and Chief Executive Officer of Berkshire Hathaway Inc., the largest shareholder of Wells. Extensive dialogue ensued concerning the two companies and their respective strategies, potential cost savings, operating efficiencies and reductions in revenue, and the consolidation of a substantial number of First Interstate's and Wells' respective California branch offices and the revenue loss associated therewith. Mr. Siart asserted that the reductions in revenue which would result from the transaction would significantly exceed those estimated by Wells (see paragraph (v) in this Item 4 below).

   Mr. Siart stated that he nevertheless believed that a merger of First Interstate and Wells could enhance shareholder value. Mr. Buffett stated that he had studied both companies in some detail. He also stated that one could come up with positives and negatives of one company compared to the other, but in the end, when evaluating each company, one would conclude that they were about equal and that accordingly the exchange ratio of .625 made sense to him.

   Mr. Roberts also stated his view, speaking as a major shareholder of First Interstate and not on behalf of First Interstate's management or the First Interstate Board, that given the other attractive strategic alternatives available to First Interstate, the substantial risk created by a merger of the two companies due to the increased concentration of assets in California, and the tremendous value of the First Interstate franchise, a minimum exchange ratio of .70 shares of Wells Common Stock for each share of First Interstate Common Stock was required in order to make the transaction equitable. During these discussions, Mr. Hazen stated that although Wells might consider increasing the exchange ratio offered to First Interstate's shareholders, the maximum exchange ratio it might be prepared to offer was
 .65. However, he emphasized that he and Mr. Buffett viewed an exchange ratio of .625 as fair to each company's shareholders. Mr. Roberts indicated that the possible increase of the exchange ratio to .65 seemed inadequate to him. Mr. Hazen told Mr. Siart that in no way should their conversation be construed as meaning Wells had raised its offer.

   On October 30, 1995, the First Interstate Board met to review the discussions that had been held with Wells and the three other potential strategic partners. Mr. Siart reported that FBS had indicated that it would consider increasing its exchange ratio from the previously stated range of
2.3 to 2.4 shares of FBS Common Stock for each First Interstate share to 2.5. Management and the Financial Advisors also discussed their views as to the values which could be achieved if First Interstate remained independent, and the risks associated with this strategy. At the conclusion of this meeting, the First Interstate Board determined to continue to explore a merger with each of Wells and FBS. With respect to Wells, it was the sense of the Board that Mr. Siart should determine if Wells would consider increasing the exchange ratio significantly above .65.

   Messrs. Siart and Hazen again met on the morning of October 31, 1995. At this meeting, Mr. Siart informed Mr. Hazen that the First Interstate Board had been fully informed of all of the matters discussed

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at their October 26 meeting and was considering carefully all of the advantages and disadvantages of a potential merger with Wells, as well as the advantages and disadvantages associated with the other strategic alternatives available to First Interstate. Extensive discussions concerning potential cost savings, operating efficiencies and revenue losses also took place, with Mr. Siart voicing the various concerns of the First Interstate Board in this regard. Mr. Hazen stated that he believed that the $100 million in revenue losses estimated by Wells were on the high side. Mr. Siart stated that First Interstate might consider further exploratory discussions concerning the value to First Interstate's shareholders of a potential merger with Wells if Wells would offer an exchange ratio of approximately .68. Mr. Hazen then excused himself from the meeting. Upon his return, Mr. Hazen stated that he had consulted with Mr. Buffett, reiterated that the maximum exchange ratio that Wells and its major shareholder would consider was .65 shares of Wells Common Stock for each share of First Interstate Common Stock, and stated that Mr. Buffett fully concurred with this decision. In closing the meeting, Mr. Siart again stated that Mr. Hazen should bear in mind that First Interstate had available a number of attractive strategic alternatives.

   On November 1, 1995, Mr. Siart contacted Mr. Grundhofer and they agreed to meet the next day. Messrs. Siart and Hazen also talked by phone that day. Mr. Siart asked Mr. Hazen if he had reconsidered his position. Mr. Hazen stated that his position remained unchanged and that .65 was the maximum exchange ratio that Wells would consider.

   On November 2, 1995, Mr. Siart met with Mr. Grundhofer and Mr. Richard A. Zona, the Chief Financial Officer of FBS. At this meeting, FBS increased the exchange ratio it was prepared (subject to the approval of the FBS Board) to offer to First Interstate's shareholders to 2.6 from the previous indication of 2.5 and First Interstate and FBS continued their discussions concerning a potential merger. A number of the significant business terms relating to a merger transaction were discussed. Mr. Siart reported these developments to the members of the First Interstate Board later that day. On November 3, 1995, the First Interstate Board met to consider the potential merger with FBS and the results of Mr. Siart's conversations with Mr. Hazen. This meeting included an executive session of all of First Interstate's outside directors (other than Mr. Edward M. Carson, the former Chairman and Chief Executive Officer of First Interstate), who discussed the matters under consideration with their special outside counsel. During this period, negotiations between the legal and financial advisors of First Interstate and FBS began concerning the terms of definitive transaction agreements.

   On November 5, 1995, the First Interstate Board met to again consider both the potential merger with FBS and Wells' merger proposal. At this meeting, the management of First Interstate, as well as First Interstate's legal and financial advisors, made presentations regarding their due diligence findings concerning FBS, the strategic alternatives other than the potential FBS merger available to First Interstate (including a merger with Wells assuming for purposes of such presentations that Wells would actually increase its proposed exchange ratio to .65), the terms of the definitive agreements negotiated between First Interstate and FBS, the fairness opinions of each of Goldman Sachs and Morgan Stanley concerning the exchange ratio for the potential merger, the fairness opinion of Morgan Stanley concerning the .65 exchange ratio which might be proposed by Wells and the judgments of the Financial Advisors that the First Interstate Stock Option Agreement and the First Interstate Fee Letter (each as defined in Item 7 below) were within the normal range and consistent with comparable transactions. Another executive session of all of First Interstate's outside directors (other than Mr. Carson) was also held, with the outside directors consulting with both their special counsel and the Financial Advisors. Based upon its consideration of those presentations and other factors more fully described below, the First Interstate Board unanimously approved and authorized (with two directors absent) the execution and delivery of the Merger Agreement, the Reciprocal Stock Option Agreements and the Reciprocal Fee Letters (each as defined below).

   The Merger was publicly announced on November 6, 1995.

   On November 13, 1995, Wells issued the Wells Press Release, which stated that Wells intended to file a registration statement with the SEC with respect to an exchange offer pursuant to which Wells would offer to exchange two-thirds of a share of Wells Common Stock for each share of First Interstate Common Stock. The Wells Press Release also stated that Wells anticipated (i) filing proxy materials with the SEC

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(a) to solicit written consents from shareholders of First Interstate to remove the members of the First Interstate Board and to replace them with nominees of Wells who are committed to removing any impediments to the consummation of the acquisition of First Interstate by Wells and (b) to solicit proxies from the shareholders of First Interstate against the approval of the Merger Agreement and (ii) filing an application with the Federal Reserve Board seeking its approval of Wells' acquisition of First Interstate and Wells' election of its board nominees. Finally, the Wells Press Release stated that Wells had commenced litigation against First Interstate, the members of the First Interstate Board and FBS in the Chancery Court of the Commonwealth of Delaware which is described in Item 8 below. A copy of the Wells Press Release, including a letter from Mr. Hazen to Mr. Siart included therein, is filed as Exhibit 1 hereto and is incorporated herein by reference and the foregoing description thereof is qualified in its entirety by such reference.

   On November 19, 1995, the First Interstate Board met to consider both the Wells Offer and the Merger. At this meeting, following an executive session of all of First Interstate's outside directors (other than Mr. Carson) with their special counsel, the management of First Interstate, as well as First Interstate's legal and financial advisors and the outside directors' special counsel, reviewed, among other things, the analyses which had been presented to the First Interstate Board at its November 5, 1995 meeting, with these analyses updated where appropriate to reflect the increase in Wells' indicated maximum exchange ratio from .65 to two-thirds of a share of Wells Common Stock for each First Interstate share. At its November 19 meeting, the First Interstate Board determined by a unanimous vote (with two directors absent) that the Wells Offer is not in the best interests of First Interstate and its shareholders. Accordingly, the First Interstate Board determined to recommend that First Interstate shareholders reject the Wells Offer and not tender their shares of First Interstate Common Stock pursuant to the Wells Offer.

   The First Interstate Board also reaffirmed its determination that the terms of the Merger are fair to, and in the best interests of, First Interstate and its shareholders. The factors considered by the First Interstate Board in making its determinations with respect to the Merger and the Wells Offer are described below.

   THE FIRST INTERSTATE BOARD RECOMMENDS THAT SHAREHOLDERS REJECT THE WELLS OFFER AND, WHEN AND IF SUCH OFFER IS COMMENCED, NOT TENDER ANY OF THEIR SHARES OF FIRST INTERSTATE COMMON STOCK OR RIGHTS PURSUANT THERETO. THE FIRST INTERSTATE BOARD BELIEVES THAT THE MERGER SHOULD PROVIDE LONG-TERM VALUE TO FIRST INTERSTATE'S SHAREHOLDERS SUPERIOR TO THAT PROVIDED BY A TRANSACTION WITH WELLS PURSUANT TO THE TERMS OF THE WELLS OFFER.

   A copy of the letter to First Interstate's shareholders communicating the Board's recommendation and the press release relating thereto are filed as Exhibits 11 and 12 hereto and incorporated herein by reference. A copy of such letter is also attached hereto.

   In reaching its determination to approve and adopt the Merger Agreement and in determining to recommend rejection of the Wells Offer, the First Interstate Board considered the following factors, which, together, constitute all material factors considered by the First Interstate Board:

       (i) the First Interstate Board's familiarity with and review of First Interstate's business, operations, financial condition and earnings on both an historical and a prospective basis;

       (ii) the First Interstate Board's review, based in part on presentations by the Financial Advisors and First Interstate management, of (a) the strategy, business, operations, earnings and financial condition of FBS on both an historical and a prospective basis and (b) the historical market price of FBS Common Stock. In this regard, the First Interstate Board noted that (I) given the geographic continuity of the regions currently served by each company, the Merger would serve to (x) further diversify the assets (and thereby reduce the attendant credit risks), liabilities and operations of First Interstate into eight additional contiguous states, with the combined institution obtaining a top three ranking (in terms of deposit market share) in ten states (as opposed to a top three ranking in only four states in a First Interstate/Wells merger) and (y) reduce to less than 30% (from in excess of 40%)
    the total assets of First Interstate located in California, (II) First Interstate and FBS possess compatible and complementary corporate philosophies with respect to strategies for enhancing profitability, business line diversification, asset quality and risk management and (III) FBS has multiple product lines which are complementary to First Interstate's product offerings;

       (iii) the First Interstate Board's review, based in part on presentations by the Financial Advisors and First Interstate management, of (a) the strategy, business, operations, earnings and financial condition of Wells on both a historical and a prospective basis and (b) the historical market price of Wells Common Stock. In this regard, the First Interstate Board noted that although Wells was a highly regarded institution, its strategies were very different from those of First Interstate and a merger with Wells would create a company with significantly different characteristics than both First Interstate currently and the company to be created in the Merger with FBS. These differences include (I) substantially greater concentration in the California market (with 70% of the combined company's total assets and 78% of its real estate loans being located in California), which concentration is inconsistent with the First Interstate Board's longstanding desire to achieve greater geographic diversification, (II) a materially increased exposure to real estate lending, which exposure is inconsistent with First Interstate's credit philosophy, (III) the financial impact of a purchase accounting transaction (see paragraph (xiii) below) and (IV) a narrower business strategy with fewer product lines and revenue growth opportunities which, in the view of the First Interstate Board, would emphasize stock repurchases and other financial strategies rather than core business growth as a key means of increasing earnings per share;

       (iv) the anticipated cost savings and operating efficiencies available to First Interstate and FBS as a combined institution following the Merger, the potential for revenue enhancements at the combined institution and the likelihood of achieving these cost savings, operating efficiencies and revenue enhancements relative to the likelihood that they could be achieved in a merger with Wells (see also paragraphs (vi) -- (viii) below);

       (v) the anticipated cost savings and operating efficiencies available to First Interstate and Wells as a combined institution following an affiliation of the two institutions and the potential for revenue enhancements at the combined institution. In this regard, the First Interstate Board noted its belief that although the cost savings which might be achieved in connection with a First Interstate/Wells merger could be as high as the $800 million announced by Wells, it was likely that the decreases in revenue at the combined institution would significantly exceed the $100 million level publicly projected by Wells due to (a) the divestitures which were anticipated to be required in order to obtain regulatory approval for the transaction, (b) the decreases in the levels of service and ability to generate revenue (both through branch consolidations and substantial cuts in employment in the corporate banking and trust area) which would be required to achieve such cost savings and
    (c) the likelihood, based upon First Interstate's experience in acquiring other California financial institutions, that the branch consolidations required to achieve such cost savings would result in significant deposit attrition;

       (vi) the fact that the cost savings and operating efficiencies expected to result from the Merger primarily involve the consolidation of back office and operating systems, which cost savings and operating efficiencies are expected to be achieved without corresponding significant reductions in revenues. In comparison, the cost savings and operating efficiencies expected to result from a merger of First Interstate and Wells would, as explained in paragraph (v) above, be accomplished, in large measure, by reductions in line operations and therefore result in significant revenue reductions;

       (vii) the fact that First Interstate and FBS share common information systems which should greatly facilitate the integration of the two companies' operations and the achievement of cost savings and operating efficiencies at a minimal cost. In contrast, Wells utilizes a system which is incompatible with First Interstate's, which in turn could greatly impair the combined company's ability to implement the technology conversion required in the merger on a timely basis and which would require significant expenditures before any cost savings and operating efficiencies could be achieved at a later date;

       (viii) the significant experience of the senior managements of each of First Interstate and FBS in managing the operations of a multi-bank, multi-state network and their proven record of achieving cost savings, operating efficiencies and revenue enhancements in connection with the integration of acquired companies. In particular, the First Interstate Board noted that FBS had successfully integrated 22 acquisitions in the preceding four years. In contrast, although Wells' senior management has a good reputation for efficient, low-cost management, their experience has been limited to the operation of a single bank in the State of California, and they have not managed the process of consummating a significant bank acquisition since 1988;

       (ix) a comparison, based upon publicly available earnings estimates for each of First Interstate, FBS and Wells for the fiscal years 1996-1998, of the reported earnings per share and cash earnings per share attributable to a share of First Interstate Common Stock (a) if First Interstate remained as a stand-alone entity and (b) on a pro-forma per share equivalent basis giving effect to each of the Merger and a merger with Wells, which demonstrates the higher per share values which could be realized by First Interstate shareholders in the Merger compared to those which could be realized either in the stand-alone case or a First Interstate-Wells combination;

       (x) the First Interstate Board's assessment, with the assistance of counsel, concerning the relative likelihood that each of FBS and Wells would obtain all required regulatory approvals for a transaction with First Interstate. In this regard, the First Interstate Board determined that although it was likely that each of FBS and Wells would ultimately receive all such approvals, because of significant antitrust concerns raised only in a transaction with Wells, (a) it was possible that Wells would require a significantly longer period of time than FBS to obtain all required regulatory approvals and (b) there was significant risk that the divestitures which the appropriate governmental entities would require as a condition to granting the required regulatory approvals to Wells would significantly exceed Wells' estimates of such divestitures, which would in turn contribute to reductions in revenue at the combined institution in excess of those estimated by Wells;

       (xi) the financial presentations of the Financial Advisors (including presentations of pro forma financial information with respect to both the Merger and a merger of First Interstate and Wells) and (a) the oral opinion of Goldman Sachs rendered on November 5, 1995 (which opinion was confirmed in writing the following day) that, as of the date of such opinion, the Exchange Ratio was fair to the shareholders of First Interstate (which opinion was not amended or withdrawn on November 19, 1995) and (b) the November 5, 1995 opinion of Morgan Stanley that, as of the date of such opinion, each of the Exchange Ratio, the exchange ratio of .625 proposed by Wells and the exchange ratio of .65 which might be proposed by Wells was fair from a financial point of view to the shareholders of First Interstate (which opinion with respect to the Exchange Ratio was reaffirmed on November 19, 1995). Copies of such opinions, setting forth the assumptions made, matters considered and review undertaken, are filed as Exhibits 13, 14, 15 and 16, respectively, to this Schedule 14D-9 and are also attached hereto. The full text of each such opinion is incorporated herein by reference and the foregoing descriptions thereof are qualified in their entirety by such reference. First Interstate shareholders are urged to read these opinions carefully in their entirety;

       (xii) the First Interstate Board's concerns, based upon presentations by the Financial Advisors and First Interstate management, that because the Wells Common Stock currently is trading at ratios of price to earnings, price to estimated 1996 earnings, price to book value and price to tangible book value which are among the highest in the banking industry, a risk exists that the value of the Wells Common Stock which would be received by First Interstate's shareholders in the Wells Offer could decline if these ratios are not sustained;

       (xiii) the First Interstate Board's concerns that because the transaction contemplated by the Wells Offer would be accounted for as a purchase rather than as a pooling of interests, (a) the combined institution would have limited flexibility to participate in the continuing unprecedented consolidation of the banking industry (whether such participation would consist of seeking to acquire additional financial institutions or seeking to sell itself and receive a control premium) due to (x) its inability, absent massive stock reissuances, to engage in a transaction accounted for as a pooling-of-interests until the two years following the termination of Wells' stock repurchases and (y) the fact that no other significant United States bank holding company currently carries on its books the amount of goodwill which would be carried by the combined institution (most of which would result from the combination of First Interstate and Wells) and (b) a risk existed that the value of the Wells Common Stock received by First Interstate's shareholders in the Wells Offer would decline if the market was to reject the view of Wells that, contrary to common practice in the banking industry, the combined company should be valued with an emphasis on cash-flows rather than reported earnings. In contrast, neither of these concerns were raised by the Merger, which will be accounted for as a pooling of interests;

       (xiv) the favorable response of First Interstate's non-shareholder constituencies (including its customers, communities served and employees) to the Merger relative to their response to a transaction with Wells, and the positive effect such response could have on the business, financial condition and results of operations of the combined company following the Merger;

       (xv) the current and prospective economic, regulatory and competitive environment facing financial institutions, including First Interstate, FBS and Wells, including without limitation the unprecedented consolidation currently underway in the banking industry; and

       (xvi) the following additional factors which contributed to the First Interstate Board's conclusion that the Merger is in the best interests of First Interstate and its shareholders:

          (A) the fact that the combined entity resulting from the Merger would be the ninth largest banking institution in the United States in terms of total assets and the fifth largest in terms of market value (based on total assets and market prices as of September 30, 1995). The First Interstate Board recognized that such an institution would be likely to possess the financial resources necessary to compete more effectively in the rapidly changing marketplace for banking and financial services and would be effective in fulfilling First Interstate's long-term objectives of increasing its overall size, continuing to increase geographic diversification and enhancing its market presence while maintaining its asset quality and credit standards;

          (B) the expectation that the Merger will generally be a tax-free transaction to First Interstate and its shareholders; and

          (C) the terms of the Merger Agreement, the Reciprocal Option Agreements and the Reciprocal Fee Letters, which were generally reciprocal in nature, and certain other information regarding the Merger, including the terms and structure of the Merger, the proposed arrangements with respect to the board of the combined institution and the management structure of the combined institution following the Merger.

   The foregoing discussion of the information and factors considered by the First Interstate Board is not intended to be exhaustive but includes all material factors considered by the First Interstate Board. In reaching its determination to approve and recommend the Merger and to recommend rejection of the Wells Offer, the First Interstate Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the First Interstate Board received the advice of the Financial Advisors and representatives of Skadden, Arps, Slate, Meagher & Flom, the firm retained to serve as special counsel to First Interstate, and Irell & Manella, the firm retained by the outside directors of First Interstate to serve as their special counsel.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   First Interstate has entered into letter agreements with Goldman Sachs and Morgan Stanley dated October 24, 1995 and October 18, 1995, respectively (collectively, the "Engagement Letters"). Pursuant to the Engagement Letters, each of the Financial Advisors received an initial advisory fee of $5,000,000 (collectively, the "Advisory Fees") upon the execution of the Engagement Letters.

   The Engagement Letters further provide that if First Interstate executes a definitive agreement with respect to certain designated transactions (each a "Transaction"), First Interstate will pay each Financial

Advisor a fee (collectively, the "Initial Transaction Fees") of $5,000,000. Such amounts were paid upon execution of the Merger Agreement. If any such Transaction (including without limitation the Merger or the Wells Offer) is consummated, First Interstate will pay each Financial Advisor an additional transaction fee (collectively, the "Secondary Transaction Fees") equal to
 .655% of the positive difference between the value of the aggregate consideration paid or received by First Interstate or its shareholders (the "Aggregate Value"), as the case may be, and approximately $10,411,186,000. However, in no event will the sum of the Advisory Fee, the Initial Transaction Fee and the Secondary Transaction Fee for each Financial Advisor exceed 0.175% of the Aggregate Value. For purposes of calculating the amount due to the Financial Advisors, securities are valued on the basis of the average of the last sales prices for such securities on the twenty trading days ending five days prior to the consummation of the relevant transactions. In addition, First Interstate has agreed to reimburse the Financial Advisors for their reasonable expenses and agreed to indemnify them against certain liabilities arising out of or in connection with their respective engagements.

   First Interstate has retained Georgeson & Co., Inc. ("Georgeson") to assist First Interstate in connection with its communications with its shareholders with respect to, and to provide other services to First Interstate in connection with, the Merger and the Wells Offer. Georgeson will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. First Interstate has agreed to indemnify Georgeson against certain liabilities arising out of or in connection with its engagement.

   First Interstate has retained Kekst & Co. ("Kekst") as its public relations advisor in connection with the Merger and the Wells Offer. Kekst will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. First Interstate has agreed to indemnify Kekst against certain liabilities arising out of or in connection with its engagement.

   Except as set forth above, neither First Interstate nor any person acting on its behalf has employed, retained or compensated any other person to make any solicitations or recommendations to shareholders on its behalf concerning the Merger or the Wells Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

   (a) To the best knowledge of First Interstate, no transactions in First Interstate Common Stock have been effected during the past 60 days by First Interstate or any executive officer, director, affiliate or subsidiary of First Interstate except (i) the gift of 1000 shares by the Carson Family Trust (which shares were deemed to be indirectly beneficially owned by Edward
M. Carson, a director of First Interstate) to a charitable organization, (ii) the gift of 30 shares on November 3, 1995 by Don C. Frisbee, a director of First Interstate, to a charitable organization and (iii) the repurchases of shares by First Interstate set forth below:

                            AVERAGE       TOTAL
              NUMBER OF    PRICE PER    PURCHASE
    DATE       SHARES        SHARE        PRICE
----------  -----------  -----------  -----------
 09/20/95    4,000       $100.53      $  402,125
 09/21/95   47,000         99.66       4,693,525
 09/22/95   25,300         99.24       2,510,863
 09/25/95   50,000         99.47       4,973,513
 09/26/95   40,000         99.98       3,999,175
 09/27/95   35,000         99.15       3,470,413
 09/28/95   40,000         99.35       3,974,000
 09/29/95    7,300         99.86         729,013
 10/02/95   37,400        100.88       3,772,813
 10/03/95   31,300        100.70       3,152,038
 10/04/95    4,000        100.44         401,750
 10/05/95   20,000        103.21       2,064,250
 10/06/95      500        103.50          51,750
 10/09/95   31,500        106.64       3,359,200

   (b) To the best knowledge of First Interstate, its executive officers, directors, affiliates and subsidiaries do not presently intend to tender, pursuant to the Wells Offer, any shares of First Interstate Common Stock which are held of record or are beneficially owned by such persons or to otherwise sell any such shares.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

   (a) Item 4 above contains a description of the various meetings of the First Interstate Board held between the date the Initial Wells Proposal was received and November 19, 1995 at which the Initial Wells Proposal, the Merger and/or the Wells Offer were reviewed and considered by the First Interstate Board with the assistance of First Interstate's management and its legal and financial advisors. As more fully described in such Item 4, at its November 19, 1995 meeting, the First Interstate Board unanimously (with two directors absent) (i) reaffirmed its determination that the terms of the Merger are fair to, and in the best interests of, First Interstate and its shareholders and accordingly ratified its prior adoption of the Merger Agreement and (ii) determined to recommend that First Interstate's shareholders reject the Wells Offer and not tender their shares of First Interstate Common Stock pursuant to the Wells Offer. The factors considered by the First Interstate Board in making its determinations with respect to the Merger and the Wells Offer are described in Item 4 above.

   At its November 19 meeting, the First Interstate Board determined to postpone the occurrence of a Distribution Date (as defined in the Rights Agreement) as a result of the public announcement of the Wells Offer until such later date as determined by the First Interstate Board.

   Except as described in this Item 7 and under Item 4 above, First Interstate is not engaged in any negotiation in response to the Wells Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving First Interstate or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets of First Interstate or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of First Interstate or (iv) a material change in the present capitalization or dividend policy of First Interstate.

   (b) THE MERGER.

   The full text of the Merger Agreement is included as Exhibit 3 hereto and is incorporated herein by reference, and the descriptions of the Merger Agreement contained herein are qualified in their entirety by such reference.

   THIS SCHEDULE 14D-9 DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF FIRST INTERSTATE'S SHAREHOLDERS. SUCH SOLICITATION BY FIRST INTERSTATE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS COMPLYING WITH THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). IN ADDITION, THIS SCHEDULE 14D-9 IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF OFFERS TO BUY ANY SECURITIES WHICH MAY BE ISSUED IN THE MERGER. THE ISSUANCE OF SUCH SECURITIES WILL HAVE TO BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SUCH SECURITIES WILL BE OFFERED ONLY BY MEANS OF A PROSPECTUS COMPLYING WITH THE REQUIREMENTS OF THE SECURITIES ACT.

   The date of the special meeting of First Interstate's shareholders called to consider the Merger has not been scheduled. A Joint Proxy Statement/Prospectus of First Interstate and FBS will be filed shortly with the SEC and, upon its effectiveness, will be mailed to the respective shareholders of First Interstate and FBS in connection with the special meeting of each company's shareholders which will be held to vote upon the matters to be presented to them pursuant to the Merger Agreement.

   Consideration. The Merger Agreement provides, subject to the satisfaction or waiver of certain conditions contained therein, for the merger of Merger Sub with and into First Interstate, with First Interstate to be the surviving corporation of the Merger. Upon consummation of the Merger, subject to certain limited exceptions, each share of First Interstate Common Stock then outstanding will automatically be converted into 2.6 shares of FBS Common Stock. No fractional shares of FBS Common Stock will be issued in the Merger. In lieu thereof, each First Interstate shareholder who would otherwise be entitled to receive a fraction of a share of FBS Common Stock will receive an amount of cash equal to the per share market value of FBS Common Stock (based on the average of the closing sale prices of FBS

Common Stock as quoted on the New York Stock Exchange (the "NYSE") during the five day trading period immediately preceding the closing date of the Merger) multiplied by the fraction of a share of FBS Common Stock to which the shareholder would otherwise be entitled.

   In addition, at the Effective Time, (i) each share of First Interstate's 9.875% Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive one share of FBS 9.875% Preferred Stock and (ii) each share of First Interstate's 9.0% Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive one share of FBS 9.0% Preferred Stock. The terms of the FBS 9.875% Preferred Stock and the FBS 9.0% Preferred Stock will be substantially the same as the terms of the corresponding series of First Interstate Preferred Stock from which such shares were converted, except that the FBS preferred shares will have such voting rights as shall be necessary to ensure that the Merger qualifies as a tax-free reorganization.

   Representations and Covenants. Under the Merger Agreement, FBS and First Interstate make a number of representations and warranties, including without limitation representations and warranties regarding their respective capital structures, operations, financial condition and their authority to enter into the Merger Agreement and to consummate the Merger.

   In the Merger Agreement, each of First Interstate and FBS covenants that prior to the consummation of the Merger, it will conduct its business in the ordinary course and it will not take certain material actions outside the ordinary course without the other's consent. In addition, each party has agreed not to, and not to authorize or permit any of its officers, directors, employees or agents to, directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, a Takeover Proposal (as defined below), or recommend or endorse any Takeover Proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a Takeover Proposal, provided, however, that each party may, and may authorize and permit its officers, directors, employees or agents to, provide third parties with nonpublic information, otherwise facilitate any effort or attempt by any third party to make or implement a Takeover Proposal, recommend or endorse any Takeover Proposal with or by any third party, and participate in discussions and negotiations with any third party relating to any Takeover Proposal, if such party's Board of Directors, after having consulted with and considered the advice of outside counsel, reasonably determines in good faith that the failure to do so would cause the members of such Board of Directors to breach their fiduciary duties under applicable law. Each party is obligated to advise the other party immediately following receipt of a Takeover Proposal, and to further advise the other party immediately of any developments relating thereto. As used in the Merger Agreement, "Takeover Proposal" means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving First Interstate or FBS or any of their respective subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, First Interstate or FBS or any of their respective subsidiaries other than the transactions contemplated or permitted by the Merger Agreement. The Wells Offer constitutes a Takeover Proposal for purposes of this provision.

   Each of First Interstate and FBS has also agreed to hold a meeting of its shareholders for the purpose of obtaining the approvals of such shareholders required in connection with the Merger Agreement and to cause its Board of Directors to recommend that its shareholders approve the matters to be voted on by such shareholders in connection with the Merger, except that the Board of Directors of either party may fail to make such recommendation (or withdraw, modify or change such recommendation in a manner adverse to the other party) if such Board of Directors, after having consulted with and considered the advice of outside counsel, reasonably determines in good faith that the making of such recommendation (or the failure to so withdraw, modify or change such recommendation) would constitute a breach of the fiduciary duties of the members of such Board of Directors under applicable law.

   Conditions to the Consummation of the Merger. Each party's obligation to effect the Merger is subject to, among other things, satisfaction, at or prior to the Effective Time, of the following conditions: (i) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the requisite affirmative votes of the holders of First Interstate Common Stock entitled to vote thereon and the issuance of the FBS Common Stock in the Merger and the amendments to the FBS Certificate of Incorporation required in connection with the Merger (collectively, the "FBS Vote Matters") shall have been approved by the requisite votes of the holders of FBS Common Stock entitled to vote thereon;
(ii) the shares of FBS capital stock to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance; (iii) all regulatory approvals required to consummate the Merger shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such approval shall contain any conditions or restrictions which the Board of Directors of either party reasonably determines in good faith will have or reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on New First Interstate and its subsidiaries taken as a whole; (iv) the registration statement relating to the FBS capital stock to be issued in the Merger (the "S-4") shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC; and (v) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement shall be in effect and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered or promulgated which prohibits, restricts or makes illegal consummation of the Merger.

   Each party's obligation to effect the Merger is also conditioned upon the accuracy of the representations and warranties made by the other party except (other than with respect to certain specified representations and warranties) where the failure of such representations and warranties to be so accurate, individually or in the aggregate, results or would reasonably be expected to result in a Material Adverse Effect on such other party; the performance in all material respects by the other party of its obligations under the Merger Agreement; the receipt by such party of a letter dated as of the effective date of the Merger from Ernst & Young LLP, the independent public accountants for FBS and First Interstate, to the effect that the Merger will qualify for pooling-of-interests accounting treatment; the receipt by such party of an opinion of its tax counsel, dated as of the Effective Time, confirming the tax treatment of the Merger under the Code; and the failure of the rights issued pursuant to the shareholder rights plan of the other party to become non-redeemable, exercisable, distributed or triggered.

   Waiver; Amendment. At any time prior to the Effective Time, to the extent legally allowed, FBS or First Interstate, without approval of their respective shareholders, may waive compliance with any of the agreements contained in the Merger Agreement. Subject to compliance with applicable law, the Merger Agreement may be amended by FBS and First Interstate at any time before or after approval of the matters presented in connection with the Merger to the shareholders of FBS and First Interstate, except that, after any approval of the Merger by the shareholders of First Interstate, no amendment may be made without the further approval of such shareholders which amendment reduces the amount or changes the form of the consideration to be delivered to the shareholders of First Interstate in the Merger.

   Termination. The Merger Agreement may be terminated by mutual agreement of both parties, or by either party (i) as a result of a breach by the other party of a covenant or agreement or any representation or warranty set forth in the Merger Agreement, in either case which the other party fails to cure within 30 days following written notice thereof (except that no cure period is provided for a breach which by its nature cannot be cured prior to the closing of the Merger) and which would entitle the non-breaching party not to consummate the transactions contemplated by the Merger Agreement; (ii) if the required approvals of the shareholders of FBS or First Interstate are not obtained by reason of the failure to obtain the required vote; (iii) if the Merger is not consummated on or before December 31, 1996 (subject to extension under certain circumstances) other than as a result of a breach of the Merger Agreement by the party seeking termination; (iv) if a permanent injunction or other order by a governmental entity prohibiting the consummation of the transactions contemplated by the Merger Agreement is issued and has become final and nonappealable or any denial by a governmental entity whose approval of the Merger is required shall have become final and nonappealable; (v) if, prior to the requisite approval of the shareholders of FBS (if First Interstate is the terminating party) or First Interstate (if FBS is the terminating party), there exists a Takeover Proposal for the party seeking termination and the Board of Directors of such party, after having consulted with and considered the advice of outside legal counsel,

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

reasonably determines in good faith that termination is necessary in the exercise of its fiduciary duties under applicable law; or (vi) if the Board of Directors of the other party withdraws, modifies or changes in a manner adverse to the terminating party its approval or recommendation of the Merger Agreement and the transactions contemplated thereby (in the case of First Interstate) or the FBS Vote Matters (in the case of FBS).

   Stock Option Agreements. As a condition to the execution and delivery of the Merger Agreement, on November 5, 1995, (i) First Interstate and FBS entered into a Stock Option Agreement (the "FBS Stock Option Agreement"), pursuant to which FBS granted First Interstate an option (the "FBS Option") to purchase up to 25,829,983 authorized but unissued shares of FBS Common Stock (representing 19.9% of the number of outstanding shares of FBS Common Stock on October 31, 1995), subject to adjustment, for $50.875 per share (the closing sales price of the FBS Common Stock on the last NYSE trading day prior to the grant of the FBS Option), subject to adjustment, and (ii) First Interstate and FBS entered into a Stock Option Agreement (the "First Interstate Stock Option Agreement," and together with the FBS Stock Option Agreement, the "Reciprocal Stock Option Agreements"), pursuant to which First Interstate granted FBS an option (the "First Interstate Option," and together with the FBS Option, the "Reciprocal Options") to purchase up to 15,073,106 authorized but unissued shares of First Interstate Common Stock (representing 19.9% of the number of outstanding shares of First Interstate Common Stock on October 31, 1995), subject to adjustment, for $127.75 per share (the closing sales price of First Interstate Common Stock on the last NYSE trading day prior to the grant of the First Interstate Option), subject to adjustment. Each of the Reciprocal Options will become exercisable in whole or in part at any time prior to its expiration, if, but only if, both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) has occurred prior to the occurrence of an Exercise Termination Event (as defined below). The purchase of any shares of First Interstate Common Stock or FBS Common Stock pursuant to the Reciprocal Options is subject to compliance with applicable law, including the receipt of necessary approvals under the Bank Holding Company Act (the "BHCA"). For purposes of the following summary of the Reciprocal Stock Option Agreements, (i) "Issuer" means First Interstate with respect to the First Interstate Stock Option Agreement and FBS with respect to the FBS Stock Option Agreement and (ii) "Grantee" means FBS with respect to the First Interstate Stock Option Agreement and First Interstate with respect to the FBS Stock Option Agreement.

   For purposes of the Reciprocal Stock Option Agreements, the term "Initial Triggering Event" means: (i) Issuer or any of its subsidiaries, without Grantee's prior written consent, shall have entered into an agreement with any person (other than Grantee or any of its subsidiaries) to engage in, or the Board of Directors of Issuer shall have recommended that its shareholders approve any of the following (each an "Acquisition Transaction"): (x) a merger, consolidation or similar transaction involving Issuer or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the SEC) of Issuer (other than mergers, consolidations or similar transactions involving solely Issuer and/or one or more of its subsidiaries and other than a merger or consolidation as to which the common shareholders of Issuer immediately prior thereto in the aggregate own at least 70% of the common stock of the publicly held surviving or successor corporation immediately following consummation thereof), (y) a purchase, lease or other acquisition of all or substantially all of the assets or deposits of Issuer or any of its Significant Subsidiaries, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any of its Significant Subsidiaries; (ii) any person (other than Grantee or any of its subsidiaries) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Issuer common stock; (iii) the shareholders of Issuer shall have voted and failed to approve the matters required to be approved by such shareholders in connection with the Merger at a meeting held for that purpose, or such meeting shall not have been held in violation of the Merger Agreement or shall have been cancelled prior to termination of the Merger Agreement and, prior to (x) such meeting or (y) if such meeting has not been held or has been cancelled, such termination, it shall have been publicly announced that any person (other than Grantee or any of its subsidiaries) shall have made a proposal to engage in any Acquisition Transaction; (iv) Issuer's Board of Directors shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) its recommendation that the shareholders of Issuer approve the matters required to be approved by them in connection with the Merger, or Issuer or

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

any of its subsidiaries, without Grantee's prior written consent, shall have authorized, recommended or proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Grantee or any of its subsidiaries;
(v) any person other than Grantee or any of its subsidiaries shall have made a proposal to Issuer or its shareholders to engage in any Acquisition Transaction and such proposal has been publicly announced; (vi) any person (other than Grantee or any of its subsidiaries) shall have filed with the SEC a registration statement with respect to a potential exchange offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer);
(vii) Issuer shall have willfully breached any covenant or obligation contained in the Merger Agreement in anticipation of engaging in any Acquisition Transaction, and following such breach Grantee would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both); or (viii) any person (other than Grantee or any of its subsidiaries), other than in connection with a transaction to which Grantee shall have given its prior written consent, shall have filed an application or notice with the Federal Reserve Board or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in any Acquisition Transaction.

   The term "Subsequent Triggering Event" means (i) the acquisition by any person (other than Grantee or any of its subsidiaries) of beneficial ownership of 20% or more of the then outstanding Issuer common stock; or (ii) the occurrence of an Initial Triggering Event described in clause (i) of the immediately preceding paragraph above, except that the percentage referred to in clause (z) thereof is 20%.

   The term "Exercise Termination Event" means any of the following: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event; (iii) the passage of 18 months (subject to extension as provided in the Reciprocal Stock Option Agreements) after termination of the Merger Agreement if such termination is concurrent with or follows the occurrence of an Initial Triggering Event; (iv) the date on which the shareholders of Grantee shall have voted and failed to adopt and approve the matters required to be approved by them pursuant to the Merger Agreement (unless (A) Issuer is then in material breach of its covenants or agreements contained in the Merger Agreement or (B) on or prior to such date, the shareholders of Issuer shall have also voted and failed to approve the matters required to be approved by them pursuant to the Merger Agreement); or
(v) the date on which the Reciprocal Option granted by Grantee shall have become exercisable in accordance with its terms. Notwithstanding anything to the contrary contained in the Reciprocal Stock Option Agreements, neither of the Reciprocal Options may be exercised at any time when the Grantee thereunder is in breach of any of its covenants or agreements contained in the Merger Agreement such that the Issuer thereof shall be entitled (without regard to any grace period provided therein) to terminate the Merger Agreement pursuant to the terms thereof, and each of the Reciprocal Stock Option Agreements shall automatically terminate upon the termination of the Merger Agreement by the Issuer pursuant to the terms thereof as a result of the breach by the Grantee of its covenants or agreements contained therein.

   Notwithstanding any other provisions of the Reciprocal Stock Option Agreements, the Total Profit (as hereinafter defined) which Grantee may realize from the Reciprocal Option granted to it may not exceed $100 million and, if the Total Profit otherwise would exceed such amount, Grantee, at its sole election, shall either (a) reduce the number of shares of common stock of the Issuer subject to such option, (b) deliver to Issuer for cancellation shares of common stock of the Issuer previously purchased by Grantee through exercise of such option ("Option Shares"), (c) pay cash to Issuer or (d) elect to do any combination thereof, such that Grantee's actually realized Total Profit will not exceed $100 million after taking into account such actions. For these purposes, the term "Total Profit" means the aggregate amount (before taxes) of (i) the amount received by Grantee pursuant to Issuer's repurchase of such option (or any portion thereof) in accordance with the terms of the applicable Reciprocal Stock Option Agreement; (ii) (x) the amount received by Grantee pursuant to Issuer's repurchase of Option Shares in accordance with the terms of the applicable Reciprocal Stock Option Agreement, less (y) Grantee's purchase price for such Option Shares; (iii)
(x) the net cash amounts received by Grantee pursuant to the

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

sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) Grantee's purchase price for such Option Shares; and (iv) any amounts received by Grantee on the transfer of such option (or any portion thereof) to any unaffiliated party.

   The preceding description of the Reciprocal Stock Option Agreements is qualified in its entirety by reference to the First Interstate Stock Option Agreement and the FBS Stock Option Agreement, copies of which are set forth as Exhibits 17 and 18 hereto, respectively, and which are incorporated herein by reference.

   For purposes of the First Interstate Stock Option Agreement, various actions taken by Wells in connection with the Wells Offer have resulted in the occurrence of an Initial Triggering Event. In addition, if Wells acquires more than 20% of the outstanding First Interstate Common Stock pursuant to the Wells Offer or otherwise, or if the First Interstate Board recommends that First Interstate shareholders accept the Wells Offer, a Subsequent Triggering Event will occur for purposes of the First Interstate Stock Option Agreement.

   Termination Fees. As a further condition to the execution and delivery of the Merger Agreement, First Interstate and FBS executed reciprocal transaction termination fee letter agreements, each dated as of November 5, 1995 (collectively, the "Reciprocal Fee Letters"). Pursuant to the Reciprocal Fee Letters, First Interstate (pursuant to the "First Interstate Fee Letter") and FBS (pursuant to the "FBS Fee Letter") each agreed to pay (as a "Payer") the other party (as the "Recipient") a cash fee of $25 million in the event certain First Trigger Events (as defined below) occur prior to or concurrently with the termination of the Merger Agreement, except where a Nullifying Event (as defined below) has occurred and is continuing at such time. Pursuant to the Reciprocal Fee Letters, First Interstate and FBS each also agreed, subject to certain conditions, to pay the other party an additional $75 million cash fee if (i) the Merger Agreement is terminated,
(ii) prior to or concurrently with such termination a First Trigger Event shall have occurred and (iii) prior to, concurrently with or within 18 months following such termination an Acquisition Event (as defined below) occurs, unless a Nullifying Event has occurred and is continuing at the time the Merger Agreement is terminated.

   For purposes of the following summary of the Reciprocal Fee Letters, the term (i) "Payer" means First Interstate with respect to the First Interstate Fee Letter and FBS with respect to the FBS Fee Letter and (ii) "Recipient" means FBS with respect to the First Interstate Fee Letter and First Interstate with respect to the FBS Fee Letter.

   Any of the following events constitutes a First Trigger Event:

       (i) Payer's Board of Directors shall have failed to approve or recommend that its shareholders vote in favor of the requisite matters to be approved by such shareholders in connection with the Merger, or shall have withdrawn or modified in a manner adverse to the Recipient its approval or recommendation of such matters, or shall have resolved or publicly announced an intention to do either of the foregoing;

       (ii) Payer or its Board of Directors shall have recommended that the shareholders of Payer approve any Acquisition Proposal (as defined below) or shall have entered into an agreement with respect to, authorized, approved, proposed or publicly announced its intention to enter into, any Acquisition Proposal;

       (iii) the matters to be voted on by Payer's shareholders in connection with the Merger shall not have been approved at a meeting of Payer's shareholders which has been held for that purpose prior to termination of the Merger Agreement in accordance with its terms, if prior thereto it shall have been publicly announced that any third party shall have made, or disclosed an intention to make, an Acquisition Proposal;

       (iv) a third party shall have acquired beneficial ownership or the right to acquire beneficial ownership of 50% or more of the then outstanding shares of the stock then entitled to vote generally in the election of directors of Payer; or

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

       (v) following the making of an Acquisition Proposal with respect to Payer, Payer shall have breached any covenant or agreement contained in the Merger Agreement such that Recipient would be entitled to terminate the Merger Agreement pursuant to the terms thereof (without regard to any grace period provided for therein), unless such breach is promptly cured without jeopardizing consummation of the Merger.

   The Reciprocal Fee Letters define the term "Acquisition Proposal" to mean the occurrence of any (i) publicly announced proposal, (ii) regulatory application or notice (whether in draft or final form), (iii) agreement or understanding, (iv) disclosure of an intention to make a proposal; or (v) amendment to any of the foregoing, made or filed on or after November 5, 1995, in each case with respect to any of the following transactions with a third party: (A) a merger or consolidation, or any similar transaction, involving Payer or any of its subsidiaries (other than mergers, consolidations or similar transactions involving solely Payer and/or one or more of its subsidiaries and other than a merger or consolidation as to which the common shareholders of Payer immediately prior thereto in the aggregate own at least 70% of the common stock of the publicly held surviving or successor corporation (or any publicly held or ultimate parent company thereof) immediately following consummation thereof); (B) a purchase, lease or other acquisition of all or substantially all of the assets or deposits of Payer or any of its subsidiaries; or (C) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 20% or more of the voting power of Payer. The Reciprocal Fee Letters define "Acquisition Event" to mean the consummation of any Acquisition Proposal, except that for such purposes the percentage contained in clause (C) above shall be 50% instead of 20%.

   The Reciprocal Fee Letters define the term "Nullifying Event" to mean any of the following events occurring and continuing at a time when Payer is not in material breach of any of its covenants or agreements contained in the Merger Agreement: (i) Recipient is in breach of any of its covenants or agreements contained in the Merger Agreement such that Payer is entitled to terminate the Merger Agreement (without regard to any grace period provided for therein), (ii) the shareholders of Recipient shall have voted and failed to approve the matters required to be approved by such shareholders pursuant to the Merger Agreement (unless the matters to be voted on by the Payer's shareholders pursuant to the Merger Agreement shall not have been approved at a meeting of Payer's shareholders which was held on or prior to such date for the purpose of voting with respect thereto) or (iii) the Board of Directors of Recipient shall have failed to approve or recommend the matters required to be approved by Recipient's shareholders pursuant to the Merger Agreement or shall have withdrawn, modified or changed in any manner adverse to Payer its approval or recommendation of such matters or shall have resolved or publicly announced its intention to do any of the foregoing.

   For purposes of the First Interstate Termination Fee Letter, various actions taken by Wells in connection with the Wells Offer constitute the public announcement of an Acquisition Proposal. In addition, if Wells acquires more than 50% of the outstanding First Interstate Common Stock pursuant to the Wells Offer or otherwise, an Acquisition Event shall have occurred for purposes of the First Interstate Fee Letter.

   The description of the Reciprocal Fee Letters is qualified in its entirety by reference to the First Interstate Fee Letter and the FBS Fee Letter, copies of which are set forth as Exhibits 19 and 20 hereto, respectively, and which are incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

   Litigation. Certain present and former members of the First Interstate Board have been named as defendants in several purported shareholder class actions in California, and certain present members of the First Interstate Board and First Interstate have been named as defendants in several purported shareholder class actions in Delaware, alleging that the First Interstate Board will breach or has breached its fiduciary duties to the shareholders of First Interstate in responding to the Initial Wells Proposal. In Delaware, the following five actions were filed on October 18 and 19, 1995: Williamson
v. Bryson, et al., Del. Ch., C.A. No. 14623; Shaev v. First Interstate Bancorp, et al., Del. Ch., C.A. No. 14629; Bernstein v. Carson, et al., Del. ch., C.A. No. 14630; Katz v. First Interstate Bancorp, et al., Del. Ch., C.A. No. 14632 and Sachs and Felder v. First Interstate Bancorp, et al., Del. Ch., C.A. No. 14633. On October 25, 1995, an

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

amended purported class action complaint to consolidate these actions was filed. On October 27, 1995, these actions were consolidated in an action captioned In re First Interstate Bancorp Shareholder Litig., Del. Ch., Consol. C.A. No. 14623 (the "Delaware Consolidated Action"). The Defendants in the Delaware Consolidated Action have filed an answer denying the claims. The parties in the Delaware Consolidated Action have agreed to a schedule of discovery in an order that was entered on November 8, 1995. On November 13, 1995, the Delaware shareholder plaintiffs sought leave to file a Second Amended and Supplemental Class Action Complaint (the "Second Amended Complaint"). Among other things, the proposed Second Amended Complaint seeks to add FBS and Merger Sub as parties and to assert aiding and abetting claims against them. Among other claims, the proposed Second Amended Complaint alleges that the First Interstate defendants breached their fiduciary duties by failing to conduct a fair bidding contest for the company. In addition, it alleges that the defendants have implemented certain measures which may impede any proxy solicitation or consent solicitation that Wells may undertake. The plaintiffs seek a variety of injunctive and other relief including an order enjoining the Merger and a declaration that the Reciprocal Fee Letters and the Reciprocal Stock Option Agreements are null and void. The defendants intend to defend these claims vigorously.

   Six purported class actions have been filed in the Superior Court of the State of California, County of Los Angeles. Those purported class actions (the "California Actions") are entitled: Mesko v. Bryson, et al., Case No. BC137379, Eaves v. Bryson, et al., Case No. BC137380, Grill v. Bryson, et al., Case No. BC137508, Mondshein v. Bryson, et al., Case No. BC137509, Kaplan v. Bryson, et al, Case No. BC 138630 and Kaplan v. Bryson, et al., Case No. 138369. Defendants in these six actions have moved the Court to stay the actions pending the resolution of the Delaware Consolidated Action.

   The complaints filed in the six California actions are similar and allege that the directors of First Interstate will breach their fiduciary duty in responding to the Initial Wells Proposal. In addition, these complaints allege negligent breach of fiduciary duty, abuse of control and tortious interference with prospective economic advantage. Plaintiffs in the California Actions seek declaratory relief as well as permanent and preliminary injunctive relief enjoining the defendants from taking steps to prevent or frustrate the sale of First Interstate to Wells. In addition, Plaintiffs seek monetary damages of an unspecified amount together with prejudgment interest and attorneys' and experts' fees. The defendants intend to defend the California Actions vigorously.

   In addition, on November 13, 1995, Wells filed in the Delaware Chancery Court a Verified Complaint for Preliminary and Permanent Injunctive Relief and Declaratory Judgment (the "Wells Action") against First Interstate, and the members of the First Interstate Board, FBS and Merger Sub. The Wells Action alleges, among other things, that First Interstate and its directors have breached their fiduciary duties by entering into the Merger Agreement and by agreeing to the First Interstate Fee Letter and the First Interstate Stock Option Agreement. In addition, it alleges that the defendants have implemented or may implement certain measures which may impede any proxy solicitation or consent solicitation that Wells may undertake. For example, Wells has alleged that the First Interstate defendants could amend the Rights Agreement to provide that the power to redeem the Rights is exercisable only by the current members of the First Interstate Board if Wells succeeds in replacing them with directors nominated by Wells. Wells has also alleged that if certain provisions of First Interstate's bylaws regarding the nomination of directors were to apply in the context of a consent solicitation, such application of these provisions of the bylaws would be inconsistent with the provisions of the Delaware General Corporation Law. ("DGCL"). The Wells Action alleges that FBS has aided and abetted First Interstate and its directors' alleged breaches of fiduciary duty. Among other relief, Wells seeks to invalidate the First Interstate Fee Letter and First Interstate Stock Option Agreement and to enjoin First Interstate from consummating the Merger. Wells also seeks to enjoin the First Interstate defendants from including any provisions similar to the First Interstate Fee Letter of the First Interstate Stock Option Agreement in any modified or future agreement with FBS. In addition, Wells seeks to enjoin any action by defendants which could interfere with any proxy solicitation or consent solicitation that Wells may undertake. Wells seeks declaratory relief in the form of an order declaring, among other things, that its exchange offer, proxy solicitation and consent solicitation will not constitute tortious interference with the Merger Agreement or any other business-related tort; that Section 203 of the DGCL would not apply to any second-step merger with

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

Wells; that the Merger Agreement, the First Interstate Fee Letter and the First Interstate Stock Option Agreement are void and unenforceable; and that the Wells Offer would be a Qualified Offer (as defined below) within the meaning of the Rights Agreement. With respect to the Rights Agreement, Wells seeks an order requiring First Interstate to redeem the Rights, or an order requiring First Interstate to amend the Rights Agreement so as to make it inapplicable to the Wells Offer or to any second-step merger which follows the Wells Offer. The defendants intend to defend vigorously against the claims asserted by Wells.

   A copy of each of the complaints described above and certain materials filed by First Interstate in response thereto are filed as Exhibits hereto and incorporated herein by reference. All of the descriptions of such matters contained herein are qualified in their entirety by reference thereto.

   The Rights Agreement. On November 21, 1988, the First Interstate Board declared a dividend of one Right for each outstanding share of First Interstate Common Stock. The dividend was payable on December 30, 1988 (the "Record Date") to shareholders of record on that date. Each Right entitles the registered holder to purchase from First Interstate one share of First Interstate Common Stock at a price of $170.00 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

   Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding shares of First Interstate Common Stock other than pursuant to a Qualified Offer (as defined below), or (ii) 10 business days (or such later date as may be determined by action of the First Interstate Board prior to such time as any person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding First Interstate Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to the First Interstate Common Stock certificates outstanding as of the record date, by such First Interstate Common Stock certificate.

   The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the shares of First Interstate Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights) new First Interstate Common Stock certificates issued after the Record Date upon transfer or new issuance of the First Interstate Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights) the surrender for transfer of any certificates for First Interstate Common Stock, outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the shares of First Interstate Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the shares of First Interstate Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

   The Rights are not exercisable until the Distribution Date. The Rights will expire on December 31, 1998 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by First Interstate, as described below.

   A Qualified Offer is a tender offer or exchange offer for all outstanding shares of First Interstate Common Stock which is determined by the non-management directors to be fair to and otherwise in the best interests of First Interstate and its shareholders.

   In the event that First Interstate is acquired in a merger or other business combination transaction (other than a merger which follows a Qualified Offer at the same or a higher price) or 50% or more of its consolidated assets or earning power are sold (any such event, a "Flip-Over Event"), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person (unless such person

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

first acquires 20% or more of the outstanding shares of First Interstate Common Stock by a purchase pursuant to a Qualified Offer) (a "Flip-in Event"), proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of First Interstate Common Stock having a market value of two times the exercise price of the Right.

   At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of First Interstate Common Stock and prior to the acquisition by such person or group of 50% or more of such shares, the First Interstate Board may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of First Interstate Common Stock per Right (subject to adjustment).

   At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of First Interstate Common Stock, the First Interstate Board may redeem the Rights in whole, but not in part, at a price of $.001 per Right, rounded upward for each holder to the nearest $.01 (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the First Interstate Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

   The terms of the Rights may be amended by the First Interstate Board without the consent of the holders of the Rights, including an amendment to lower the threshold for exercisability of the Rights from 20% to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding shares of First Interstate Common Stock then known to First Interstate to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

   Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of First Interstate, including, without limitation, the right to vote or to receive dividends.

   The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire First Interstate in a manner which causes a Triggering Event to occur unless the offer is conditioned on a substantial number of Rights being acquired. The Rights should not affect any prospective offeror willing to make an offer for all outstanding shares of First Interstate Common Stock at a fair price and otherwise in the best interests of First Interstate and its shareholders as determined by the First Interstate Board or affect any prospective offeror willing to negotiate with the First Interstate Board. The Rights should not interfere with any merger or other business combination approved by the First Interstate Board since, pursuant to the Rights Agreement, the Rights are not exercisable in such an event.

   In connection with the execution of the Merger Agreement, First Interstate executed an amendment (the "Amendment") to the Rights Agreement in order to
(x) amend the definition of "Acquiring Person" set forth in the Rights Agreement to provide that so long as FBS is in compliance with all material terms, conditions and obligations imposed upon it by the Merger Agreement and the First Interstate Stock Option Agreement, neither FBS nor any affiliated or associated party (collectively with FBS, the "FBS Parties") will be deemed to be an Acquiring Person by virtue of the fact that FBS is the beneficial owner solely of First Interstate Common Stock (i) of which any FBS Party is or becomes the Beneficial Owner by reason of the approval, execution or delivery of the Merger Agreement or the First Interstate Stock Option Agreement, or by reason of the consummation of any transaction contemplated in the Merger Agreement and/or the First Interstate Stock Option Agreement,
(ii) of which any FBS Party is the Beneficial Owner on November 5, 1995,
(iii) of which any FBS Party becomes the Beneficial Owner after November 5, 1995, provided, however, that the aggregate number of shares of First Interstate Common Stock which may be beneficially owned by the FBS Parties pursuant to this clause (iii) shall not exceed 5% of the Common Shares outstanding, (iv) acquired in satisfaction of a debt contracted prior to November 5, 1995, in good faith, (v) held by any FBS Party in a bona fide fiduciary or depository capacity

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

or (vi) owned in the ordinary course of business by either (A) an investment company registered under the Investment Company Act of 1940, as amended, or
(B) an investment account, for either of which any FBS Party acts as investment advisor and (y) to exclude the transactions contemplated by the Merger Agreement from constituting a Flip-Over Event.

   As more fully described above (see Item 7(a)), the First Interstate Board has taken action to postpone the Distribution Date.

   Based upon public announcements made by Wells, it is anticipated that consummation of the Wells Offer will be conditioned upon (i) (x) the Rights having been invalidated or otherwise rendered inapplicable to the Wells Offer and the second-step merger of First Interstate with Wells, (y) no Distribution Date having occurred under the Rights Agreement and (z) Wells not having become an Acquiring Person under the Rights Agreement, or (ii) the Rights having been validly redeemed by the First Interstate Board prior to the time a Flip-in Event or a Flip-over Event shall have occurred (which redemption would be effected by the Board if Wells was successful in removing all of the members of the First Interstate Board and replacing them with a slate of directors chosen by Wells).

   Delaware Takeover Statute. First Interstate is incorporated under the laws of the State of Delaware. Section 203 of the DGCL (the "Delaware Takeover Statute"), in general, prevents an "Interested Stockholder" (defined generally as a person that is the "owner" (as defined in the Delaware Takeover Statute) of 15% or more of a corporations's outstanding voting stock) from engaging in a "Business Combination" (defined as a variety of transactions, including mergers) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the Board of Directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (x) approved by the Board of Directors of the corporation and (y) authorized at a meeting of shareholders by an affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

   The Delaware Takeover Statute provides that during the three-year period following the date a person becomes an Interested Stockholder, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of either the aggregate market value of all of the assets of the corporation or the aggregate market value of all of the outstanding stock of the corporation,
(ii) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation to the Interested Stockholder, subject to certain exceptions,
(iii) any transaction involving the corporation or any majority owned subsidiary thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series of the corporation or any such subsidiary which is owned by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments or as result of any purchase or redemption of any share of stock not caused, directly or indirectly, by the Interested Stockholder), or (iv) any receipt by the Interested Stockholder of the benefit (except proportionately as a shareholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   In connection with its approval of the Merger Agreement, the First Interstate Board took action to ensure that the Delaware Takeover Statute would not apply to the Merger Agreement, the First Interstate Stock Option Agreement or the consummation of the transactions contemplated thereby.

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

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   The following Exhibits are filed herewith:

Exhibit 1: Press Release of Wells, dated November 13, 1995 (including the letter from Wells to First Interstate contained therein).

Exhibit 2: Pages 7 through 37 of First Interstate's 1995 Annual Meeting Proxy Statement, dated March 20, 1995.

Exhibit 3: Agreement and Plan of Merger, dated as of November 5, 1995, by and among FBS, FBS Merger Sub and First Interstate.

Exhibit 4:             First Interstate 1991 Performance Stock Plan.

Exhibit 5:             First Interstate 1988 Performance Stock Plan.

Exhibit 6:             First Interstate 1983 Performance Stock Plan.

Exhibit 7:             First Interstate 1995 Management Incentive Plan.

Exhibit 8:             First Interstate 1995 Regional Executive Incentive
                       Plan.

Exhibit 9:             First Interstate Tier II Employment Agreement.

Exhibit 10: Letter, dated October 17, 1995, from Wells to First Interstate regarding the Initial Wells Proposal.

Exhibit 11:             Letter to Shareholders of First Interstate, dated
                        November 20, 1995. *

Exhibit 12:             Press Release issued by First Interstate dated
                        November 20, 1995.

Exhibit 13:             Opinion of Goldman, Sachs & Co., dated November 6,
                        1995.*

Exhibit 14:             Opinion of Goldman, Sachs & Co., dated November 19,
                        1995.*

Exhibit 15:             Opinion of Morgan Stanley & Co. Incorporated, dated
                        November 5, 1995.*

Exhibit 16: Opinion of Morgan Stanley & Co. Incorporated, dated November 19, 1995.*

Exhibit 17: Stock Option Agreement, dated November 5, 1995, between FBS (as "Grantee") and First Interstate (as "Issuer").

Exhibit 18: Stock Option Agreement, dated November 5, 1995, between First Interstate (as "Grantee") and FBS (as "Issuer").

Exhibit 19: Letter Agreement, dated November 5, 1995, between First Interstate (as "Payer") and FBS (as
                        "Recipient") in regard to termination fees.

Exhibit 20: Letter Agreement, dated November 5, 1995, between FBS (as "Payer") and First Interstate (as "Recipient") in regard to termination fees.

Exhibit 21:             Complaint in Williamson v. Bryson, et al. (Delaware
                        Chancery Court).

Exhibit 22: Complaint in Shaev v. First Interstate Bancorp, et al. (Delaware Chancery Court).

Exhibit 23:             Complaint in Bernstein v. Carson, et al. (Delaware
                        Chancery Court).

Exhibit 24:             Complaint in Katz v. First Interstate Bancorp, et al.
                        (Delaware Chancery Court).

Exhibit 25: Complaint in Sachs and Felder v. First Interstate Bancorp, et al. (Delaware Chancery Court).

Exhibit 26:             Amended Class Action Complaint in Williamson, et al.
                        v. First Interstate Bancorp, et al. (In re First Interstate Bancorp Shareholder Litig.) (Delaware Chancery Court).

------------
   * Included in copies mailed to shareholders.
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

Exhibit 27: Answer in In re First Interstate Bancorp Shareholder Litig. (Delaware Chancery Court).

Exhibit 28: Second Amended and Supplemental Class Action Complaint in In re First Interstate Bancorp Shareholder Litig. (Delaware Chancery Court).

Exhibit 29:             Complaint in Mesko v. Bryson, et al. (California
                        Superior Court).

Exhibit 30:             Complaint in Eaves v. Bryson, et al. (California
                        Superior Court).

Exhibit 31:             Complaint in Grill v. Bryson, et al. (California
                        Superior Court).

Exhibit 32:             Complaint in Mondshein v. Bryson, et al. (California
                        Superior Court).

Exhibit 33:             Complaint in Deborah Kaplan v. Bryson, et al.
                        (California Superior Court).

Exhibit 34:             Complaint in Theodore N. Kaplan v. Bryson, et al.
                        (California Superior Court).

Exhibit 35: Complaint in Wells Fargo & Company v. First Interstate Bancorp, et al. (Delaware Chancery Court).

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

                                  SIGNATURE

   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          FIRST INTERSTATE BANCORP

                                          By: /s/ William J. Bogaard
                                          -----------------------------------
                                          William J. Bogaard
                                          Executive Vice President
                                          and General Counsel

Dated:  November 20, 1995

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